FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2, 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item

1.	Press release dated January 12, 2004.
2.	Press release dated January 13, 2004.
3.	Press release dated January 26, 2004.
4.	Press release dated January 27, 2004.
5.	Press release dated January 29, 2004.
6.	London Stock Exchange Announcement dated January 30, 2004.

Item 1.

SHANGHAI JADE LICENSES ARM PRIME STARTER KIT FOR DCP SOC

SHANGHAI, CHINA AND CAMBRIDGE, UK – Jan. 12, 2004 – Shanghai Jade Technologies Co. Ltd., a leading developer of DCP (Digital Content Processor) SoC in China, and ARM, [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor technology, today announced that Shanghai Jade is the first company to license the ARM926EJ™ Prime Starter Kit. Shanghai Jade will leverage the ARM® technology in system-on-chip (SoC) designs for digital content processors for next-generation products for the Chinese consumer, communication and computing (3C) markets. Production is scheduled for the Q4 of 2004.

The ARM926EJ Prime Starter Kit, introduced to the ARM Foundry Program in October 2003, incorporates the ARM926EJ core, the ARM926EJ PrimeXsys™ Platform and the Embedded Trace Macrocell™ module, providing access to the first Jazelle® technology-enabled ARM core along with a platform for accelerating designs to market. As a result of licensing the ARM926EJ Prime Starter Kit, Shanghai Jade will be able to create low-power designs that feature ARM Jazelle technology for optimum Java byte code execution performance, required of next-generation devices.

“ARM is dedicated to further increasing the accessibility of ARM Intellectual Property (IP) in the Chinese market,” said Jun Tan, president, ARM China. “Working with leading fabless companies, like Shanghai Jade, is mutually beneficial, strengthening ARM’s presence in the emerging 3C market and shortening these companies’ design cycles to achieve end-product differentiation through a channel that fits their needs.”

“Our partnership with ARM has given Shanghai Jade the chance to leverage world class technology and third-party support for the design of high-end DCPs for the 3C convergent market for consumers,” said Dr. He Ouyang, CEO, Shanghai Jade Technologies Co. Ltd. “The ARM926EJ Prime Starter Kit gave us a new level of choice, enabling us to design products based on an ARM core thereby moving us up in the value-chain of the 3C market.”

About ARM Foundry Program

The ARM Foundry Program is an innovative business model that enables fabless semiconductor companies in emerging markets to gain access to ARM processor technology, for use in the design and manufacture of advanced system-on-chip (SoC) solutions. The Foundry Program builds a three-way partnership between ARM, an approved silicon foundry, and a fabless semiconductor company that accelerates the time-to-market for ARM core-based designs and enables OEMs without access to fabrication facilities, to work directly with an approved ARM semiconductor foundry. There are currently 62 Partners in the Foundry Program. ARM now offers the ARM926EJ Prime Starter Kit, (combined ARM926EJ core, PrimeXsys Platform and Embedded Trace Macrocell™ module), the ARM7TDMI® core, the ARM922T™ core, the ARM946E™ core and the ARM1022E™ core through its Foundry Program.

About Shanghai Jade Technologies Co. Ltd.

Shanghai Jade Technologies Co. Ltd, a privately held fabless semiconductor company headquartered in Zhangjiang, Shanghai, was founded by Silicon Valley entrepreneur and mathematician Dr. Jack He Ouyang in July, 2003. Jade is an innovator of multimedia processing and artificial intelligence algorithms, embedded software development and SoC architecture. Jade is an active member and a contributor of Chinese audio-video standard (AVS) committee. Jade’s highly integrated DCP SoC will reset the bar of the 3C market. Additional information is available by email:marketing@jadechip.com.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors,

peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/.

ENDS

ARM, ARM7TDMI and Jazelle are registered trademarks of ARM Limited. ARM922T, ARM926EJ, ARM946E, ARM1022E, PrimeXsys and Embedded Trace Macrocell are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

Item 2.

MOBILEYE LICENSE ARM TECHNOLOGY FOR ON-BOARD DRIVING

ASSISTANCE TECHNOLOGIES

JERUSALEM, ISRAEL AND CAMBRIDGE, UK – Jan. 13, 2004 – MobilEye, Ltd., a leading developer of vision-based-intelligent transportation systems designed to enhance driver comfort, and ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor technology, today announced that MobilEye has licensed the ARM946E-S™ microprocessor core. The ARM® technology will be integral to MobilEye’s creation of customized system-on-chip (SoC) designs for real-time visual recognition and scene interpretation technologies.

The ARM946E-S microprocessor core will power MobilEye SoCs designed for pattern recognition, image processing, optic flow, ego motion, vision range estimation and visibility condition applications. The core’s high level of performance enables computationally intensive applications, while its small chip area and low power requirements make it ideal for the embedded automotive market addressed by MobilEye. First silicon of the SoC is scheduled for January 2004 with samples to be distributed to customers by March 2004.

“The ARM946E-S core is particularly well suited for innovative automotive technologies such as those being created by MobilEye,” said Wayne Lyons, automotive segment manager, ARM. “The technology will facilitate the development of power efficient, single chip solutions that meet the performance needs of MobilEye’s customers in the automotive industry and contribute to ARM’s growing presence in this market sector.”

As part of the agreement, MobilEye has also licensed the ARM Embedded Trace Macrocell™ (ETM9) solution for advanced SoC debug. The Embedded Trace Macrocell solution will enable MobilEye to quickly and cost-effectively debug its ARM946E-S core-based solutions.

“The ARM industry leading microprocessor technology will enable MobilEye to meet the needs of our customers with cost-effective, low-power solutions that do not sacrifice performance,”

said Ziv Aviram, president and CEO, MobilEye. “The ability to decrease the time-to-market of our solutions with developer tools such as the ARM Embedded Trace Macrocell module was also a key feature in our selection of ARM as a technology partner.”

The MobilEye EyeQTM System-on-Chip (SoC) offers a solution for computationally intensive real-time visual recognition and scene interpretation. The chip architecture is designed to maximize cost performance by performing a full-fledged image application, such as a low-cost Adaptive Cruise Control using a single video source, on a single ultra low cost chip. The system detects vehicles, motorcycle, pedestrians and road markings to provide an intelligent driver assistance system.

The EyeQ SoC is completely programmable, equipped with two ARM946E-S cores and four Vision Computing Engines (VCE), to accommodate a wide range of visual processing applications beyond automotive applications. In order to maximize total system cost performance, all peripheral circuits are integrated into the EyeQ SoC, including 8 channels DMA, five Timers dual CAN interfaces, UART, I2C controller, SDRAM controller, parallel I/O and two video interface units.

The EyeQ SoC will be manufactured using the TSMC CMOS 0.18-micron technology and will run at a 140Mhz clock rate. The product will be designed to comply with cabin-grade automotive qualification.

The complete vision system for driver assistance applications will consist of an EyeQ SoC processing unit, one or two CMOS Image Sensor and one SDRAM unit. The system is compact enough to fit into a side mirror, while providing the computing power for real time processing of the most complex driver assistance applications.

About MobilEye Vision Technologies Ltd

MobilEye was incorporated in May 1999, for the purpose of developing and marketing advanced products in the surging market of automated on-board driver assistant systems. MobilEye has developed a number of proprietary image understanding algorithms, and electronics, using computer vision technology for processing image sequences from a single camera input source. The processing includes a number of key functionalities such as vehicle detection, lane finding, road curvature preview, vehicle self-motion, pedestrian detection as well as interior cameras technology for passenger and driver out-of-position detection for smart airbag deployment.

These algorithms provide a complete solution for a wide variety of in-car driver advocate applications including ACC, ACC Stop & Go, Lane Departure Warning, Lane Keeping, Blind Spot Detection, Lane Change Assistance, Collision Mitigation and Warning and Passenger/Driver out-of-position either using a camera source alone or combined with radar systems.

The company has developed a system-on-a-chip called EyeQ that offers a highly integrated single chip platform with an architecture design suited for a wide range of applications. EyeQ will first be released to customers on January 2004 and will be ready for serial production starting from April 2005. More information about MobilEye is available at http://www.mobileye.com/

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com/.

ENDS

ARM is a registered trademark of ARM Limited. ARM946E-S and Embedded Trace Macrocell are trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regionalsubsidiariesARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co.Ltd.; and ARM Belgium N.V.

Item 3.

ARM LAUNCHES REALVIEW MODEL LIBRARY ACCESS PROGRAM FOR
EDA TOOL PROVIDERS

PROSILOG and EVE become the first EDA tool vendors to join the new Access Program

CAMBRIDGE, UK - Jan. 26, 2004 – ARM [(LSE: ARM) (Nasdaq: ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced the launch of its RealView® Model Library Access Program. In addition, PROSILOG and Emulation and Verification Engineering (EVE), providers of innovative solutions for SoC design and verification, have joined the Program as inaugural members. The new Program will enable support of ARM® models in the tools of medium-sized EDA Partners, expanding the number of tool choices for ARM core-based developers who seek to reduce time-to-market with fast simulation and verification technology.

The ARM RealView Model Library Access Program will provide access to ARM Microarchitectural RTL and SystemC models enabling integration of RealView Model library models with the products of EDA vendors. Participating EDA vendors will also gain access interface specifications and integration guides in order to ensure their products will suit the needs of ARM core-based developers. In turn, these developers will benefit from an increasingly wide range of EDA tools with which to build ARM core-based microprocessor solutions in a timely and cost-efficient manner.

“ARM is dedicated to the creation of a community in which developers have at their disposal the broadest range of tools to reduce the time-to-market of their products,” said Duncan Bryan, EDA Relations manager, ARM. “Designers using products developed by RealView Model Library Access Program Partners, such as the PROSILOG’s Magillem® integration platform or EVE’s ZeBu (Zero Bugs) emulation platform, can be confident that these tools offer excellent support for the ARM RealView Model Library.”

“Our customers have been asking for the availability of processor cores, described either at micro-architectural or at transactional levels within the Magillem platform,” said Marcel Saussay, CEO of PROSILOG SA. “Our partnership with ARM and the integration of the ARM RealView models into the Magillem platform enables our customers to perform architecture exploration as early as possible in the design cycle, and therefore reduce time-to-market.”

The ARM RealView models, both micro-architectural RTL and SystemC, are enhancing the hardware-software co-simulation capabilities included in the Magillem platform. The combination eases the development of software code with hardware platforms that are described either in VHDL, Verilog or in SystemC at different levels of abstraction. The PROSILOG performance analysis tools then ease the hardware-software partitioning as well as the verification phases of the complete SoC.

“ARM is the undisputed leader in the embedded processors solution market and joining the RealView Model Library Access Program gives us an opportunity to strengthen our relationship,” said Dr. Luc Burgun, EVE’s CEO and president. “This partnership will enable us to offer high-performance and low-cost verification solutions based on our ZeBu emulation platform to shorten the time-to-market for ARM IP-based SoC designs.”

EVE’s ZeBu is a hardware-assisted verification platform used to accelerate the verification process of SoC designs and the development cycle for embedded software designs.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

ENDS

ARM and RealView are registered trademarks of ARM Limited. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC; ARM KK; ARM Korea Ltd; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Item 4.

ARM TO SET STANDARD FOR NEXT-GENERATION MCU’S
BY ACQUIRING TRISCEND

Acquisition will accelerate ARM’s adoption as the architecture of choice for next-generation, 32-bit MCUs

CAMBRIDGE, UK – Jan. 27, 2004 - ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced it has entered into an agreement to acquire Triscend Corporation, a pioneer and leader in configurable system-on-chip (CSoC) devices and customizable microcontrollers (MCUs). The completion of the acquisition is subject to the fulfillment of certain conditions including approval by the shareholders of Triscend.

Founded in 1997, Triscend is a 41-person, privately-held, venture capital-funded company based in Mountain View, Calif. The company’s single-chip platform delivers a ready-to-customize system-on-chip (SoC) with the flexibility of a field-programmable device and the price point of a standard product.

“Given the industry trend for upgrading 8- and 16-bit MCU designs, ARM believes the 32-bit MCU market will grow substantially over the next few years,” said Warren East, CEO, ARM. “By investing in this market now with the acquisition of Triscend, the ARM Partnership will be well positioned to take advantage of the anticipated growth.”

The acquisition will bring ARM customer-proven MCU platform designs and supporting tools, enabling the company to deliver 32-bit microcontroller solutions to satisfy increasing demand as engineers move to higher performance designs. ARM will be able to proliferate the ARM architecture by selling configurable MCUs to OEMs for emerging applications. A new Program, to be launched within the existing ARM Partner Programs, will also offer a seamless migration path to take matured MCU designs into ARM Partners’ standard products and ASIC programs for high-volume applications.

“ARM is widely recognized as the leading innovator in microprocessor IP and is the ideal company to move our technology forward. With the rise in costs of ASIC design at 90 nanometers, we believe configurable MCU platforms will become a key solution which will benefit our mutual customers,” said Reynette Au, CEO, Triscend Corporation.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com

ENDS

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Item 5.

SAMSUNG LICENSES POWERVR MBX FROM ARM FOR 3D MOBILE
GRAPHICS TECHNOLOGY

PowerVR MBX technology facilitates Samsung’s high-end 3D graphics on mobile
APs for smart phones and PDAs

CAMBRIDGE, UK - Jan. 29, 2004 –ARM (LSE:ARM) Nasdaq: ARMHY)], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced that Samsung Electronics, a leader in advanced semiconductor technology has licensed the PowerVR MBX 3D graphics solution from ARM for use in high-end mobile APs for smart phones and PDAs.

The PowerVR MBX solution from ARM will be used as a graphics accelerator in an application processor for mobile applications such as wireless gaming, delivering low-power reliance and high-memory efficiency.

“As the market demand develops for high-end technologies like 3D graphics on mobile devices, we look forward to seeing an increase in the demand for ARM® core-based 3D solutions through the expertise of our Partners,.” said Ed Plowman, 3D Graphics product manager, ARM.

PowerVR MBX graphics accelerators from Imagination Technologies enable PC and games console-quality 3D graphics on embedded ARM core-based devices. Supporting a full 2D and 3D feature-set and offering a performance level suited to mobile and embedded devices, the PowerVR MBX solutions use a unique screen-tiling technology to reduce the memory bandwidth and power consumption to levels suited to mobile devices, providing excellent price-performance for embedded SoC devices.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Contact Details:

ARM PRESS OFFICE : 0208 996 4141

Drennan du Plooy
Text 100 Public Relations
0208 996 4131
mailto:drennan.duplooy@text100.co.uk

Michelle Spencer
ARM
01628 427780
Michelle.Spencer@arm.com

Item 6.

30 January 2004

ARM HOLDINGS PLC

Announcement of share option grant

As part of the annual grant of share options to employees of ARM Holdings plc and its subsidiaries, the following executive directors were granted options over ordinary shares of 0.05p on 30 January 2004 under the Company’s Unapproved Share Option Scheme

Name	Role	Number of Shares	Total options held
			(including this
			grant)

Warren East	CEO	400,000	1,657,114
Tim Score	CFO	320,000	1,331,190
Tudor Brown	COO	320,000	1,294,585
Mike Inglis	EVP, Marketing	288,000	1,258,714
Mike Muller	CTO	288,000	1,255,779

In each case the options were granted for nil consideration and are exercisable from 30 January 2007 at a price of 125 pence per share, subject to achievement of performance criteria. The directors also have conditional awards under the Company’s Long Term Incentive Plan, details of which are as previously announced.

Contacts:

Sarah Marsland/Juliet Clarke	Warren East/Tim Score
Financial Dynamics	ARM Holdings plc
+44 (0) 207 831 3113	+44 (0) 1223 400 432

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2004

ARM HOLDINGS PLC.
By:	/s/ Tim Score

	Name:	Tim Score
	Title:	Chief Financial Officer